SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549


                         ________________________


                               SCHEDULE 13G

          Information Statement Pursuant to Rules 13d-1 and 13d-2
                 Under the Securities Exchange Act of 1934

                             (Final Amendment)

                      Geron Corporation
_________________________________________________________________
                             (Name of Issuer)



                         Common Stock
_________________________________________________________________
                      (Title of Class of Securities)



                         0003741631
_________________________________________________________________
                              (CUSIP Number)













                         ________________________

CUSIP No. 0003741631                                      Page 2 of 5 Pages

_________________________________________________________________
1)   Name of Reporting Person                 Domain Partners
     S.S. or I.R.S. Identification            II, L.P.
     No. of Above Person
_________________________________________________________________
2)   Check the Appropriate Box                  (a) [ X ]
     if a Member of a Group                     (b) [   ]
_________________________________________________________________
3)   SEC Use Only
_________________________________________________________________
4)   Citizenship or Place                     Delaware
     of Organization
_________________________________________________________________
Number of                5)   Sole Voting    28,626 shares of
Shares Beneficially           Power          Common Stock
Owned by Each
Reporting Person
                         ________________________________________
                         6)   Shared Voting
                              Power                -0-
                         ________________________________________
                         7)   Sole Disposi-  28,626 shares of
                              tive Power     Common Stock
                         ________________________________________
                         8)   Shared Dis-
                              positive Power       -0-
                         ________________________________________

9)   Aggregate Amount Beneficially           28,626 shares of
     Owned by Each Reporting person          Common Stock
_________________________________________________________________
10)  Check if the Aggregate
     Amount in Row (9)
     Excludes Certain Shares
_________________________________________________________________
11)  Percent of Class
     Represented by                            0.3%
     Amount in Row (9)
_________________________________________________________________
12)  Type of Reporting
     Person                                  PN

CUSIP No. 0003741631                                      Page 3 of 5 Pages

_________________________________________________________________
1)   Name of Reporting Person                 Domain Associates
     S.S. or I.R.S. Identification
     No. of Above Person
_________________________________________________________________
2)   Check the Appropriate Box                  (a) [ X ]
     if a Member of a Group                     (b) [   ]
_________________________________________________________________
3)   SEC Use Only
_________________________________________________________________
4)   Citizenship or Place                     New Jersey
     of Organization
_________________________________________________________________
Number of                5)   Sole Voting     24,999 shares of
Shares Beneficially           Power           Common Stock
Owned by Each
Reporting Person
                         ________________________________________
                         6)   Shared Voting
                              Power               -0-
                         ________________________________________
                         7)   Sole Disposi-   24,999 shares of
                              tive Power      Common Stock, of
                                              which 15,932 are
                                              restricted and
                                              subject to vesting

                         ________________________________________
                         8)   Shared Dis-
                              positive Power       -0-
                         ________________________________________

9)   Aggregate Amount Beneficially            24,999 shares of
     Owned by Each Reporting person           Common Stock, of
                                              which 15,932 are
                                              restricted and
                                              subject to vesting
_________________________________________________________________
10)  Check if the Aggregate
     Amount in Row (9)
     Excludes Certain Shares
_________________________________________________________________
11)  Percent of Class
     Represented by                            0.2%
     Amount in Row (9)
_________________________________________________________________
12)  Type of Reporting
     Person                                  PN

CUSIP No. 0003741631                                      Page 4 of 5 Pages

                      Final Amendment to Schedule 13G
                      _______________________________

          Reference is hereby made to the statement on Schedule 13G originally filed with the Securities and Exchange Commission on February 2, 1997 (the "Schedule 13G"). Terms defined in the Schedule 13G are used herein as so defined.

          The Schedule 13G is hereby amended as follows:

Item 4 -       Ownership.

               (a)  Amount Beneficially Owned:

               Domain II:  28,626 shares of Common Stock
               DA: 24,999 shares of Common Stock, of which 15,932 are restricted and subject to vesting

               (b)  Percent of Class:

               Domain II: 0.3%
               DA: 0.2%

               (c)  Number of shares as to which such person has:

               (i)  sole power to vote or to direct the vote:
               Domain II:  28,626 shares of Common Stock
               DA:  24,999 shares of Common Stock

               (ii) shared power to vote or to direct the vote:  -0-

               (iii) sole power to dispose or to direct the disposition of:
               Domain II:  28,626 shares of Common Stock
               DA: 24,999 shares of Common Stock, of which 15,932 are restricted and subject to vesting

               (iv) shared power to dispose or to direct the
                    disposition of:  -0-

Item 5 -       Ownership of Five Percent or Less of a Class:

               This statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the Common Stock.
CUSIP No. 0003741631                                      Page 5 of 5 Pages


Signature:

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              DOMAIN PARTNERS II, L.P.
                              By:  One Palmer Square Associates
                                   II L.P., General Partner

                              By /s/ Kathleen K. Schoemaker
                                ________________________________
                                    Attorney-in-Fact

                              DOMAIN ASSOCIATES

                              By /s/ Kathleen K. Schoemaker
                                ________________________________
                                   General Partner


Date:  February 2, 1998